

Mail Stop 4561

January 27, 2017

Gianna Arcaini
Chief Executive Officer
Duos Technologies Group, Inc.
6622 Southpoint Drive S., Suite 310
Jacksonville, Florida 32216

> **Re: Duos Technologies Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 20, 2017**
> **File No. 000-55497**

Dear Mr. Arcaini:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that you filed a registration statement on Form S-1 (File No. 333-215652) on January 20, 2017, which contemplates an offering of common stock and warrants. Please revise your preliminary proxy statement to disclose this proposed public offering and discuss whether the public offering is contingent on the reverse stock split.

Proposal. Amendment to Approve a Reverse Stock Split

Purpose of the Reverse Stock Split, page 5

2.   You state that JMJ has the right, at any time, to convert all or part of the outstanding and unpaid principal into shares of common stock. Please disclose the conversion mechanism under the promissory note. Consider including a table to illustrate the number of shares of common stock that may be issued based on the amount that is currently outstanding and varying market prices.

Effects of the Reverse Stock Split, page 6

3.   Please expand the table on page 7 to disclose the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, both before and after the reserve stock split. Include a discussion of the shares reserved for issuance, specifically the shares reserved for issuance in the public offering, the shares issuable under the promissory note, as well as the shares reserved for JMJ Financial pursuant to Section 3.2 of the Securities Purchase Agreement, dated December 20, 2016. You should also include any shares reserved pursuant to options, warrants and other contractual commitments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Lawrence Metelitsa, Esq.
       Lucosky Brookman